# ING Protector Elite

## A Flexible Premium Variable Universal Life Insurance Policy
## Issued by ReliaStar Life Insurance Company
### and its
## Select★Life Variable Account

**Supplement dated June 2, 2003 to the Prospectus dated May 1, 2003.**

This supplement updates certain information contained in your May 1, 2003, prospectus. Please read it carefully and keep it with your prospectus for future reference.

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The Dent asset allocation service is not available through the policy. Therefore, all references in the prospectus to Dent asset allocation are hereby deleted.